--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 4
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                       and

                                 Amendment No. 4
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              @ ENTERTAINMENT, INC.
                            (Name of Subject Company)


                              UNITEDGLOBALCOM, INC.
                      UNITED PAN-EUROPE COMMUNICATIONS N.V.
                             BISON ACQUISITION CORP.

                                    (Bidders)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)


                                    045920105
                      (CUSIP Number of Class of Securities)


                            Anton H.E. van Voskuijlen
                      United Pan-Europe Communications N.V.
                             Fred. Roeskestraat 123
                                 P.O. Box 74763
                       1070 BT Amsterdam, The Netherlands
                                 (31) 20-7789840

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   Copies to:
  William F. Wynne, Jr., Esq.                          Michelle L. Keist, Esq.
       White & Case LLP                                  UnitedGlobalCom, Inc.
  1155 Avenue of the Americas                          4643 South Ulster Street
   New York, New York 10036                                  Suite 1300
      (212) 819-8200                                   Denver, Colorado 80237
                                                             (303) 770-4001

--------------------------------------------------------------------------------

     This Amendment No. 4 amends and supplements the Schedule 14D-1 and Schedule 13D filed on June 8, 1999, as amended, relating to the offer by Bison Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Pan-Europe Communications N.V., a public company with limited liability incorporated under the laws of The Netherlands ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of @ Entertainment, Inc., a Delaware corporation (the "Company"), at a price of $19.00 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal.

Item 4.  Source and Amount of Funds or Other Consideration.

     Item 4 is hereby amended and supplemented as follows:

     On July 30, 1999, Parent issued a press release announcing that it has completed its $1.5 billion bond offering. Such press release and the indentures governing the notes issued in such offering are attached as exhibits hereto and incorporated herein by reference.

     At the close of trading in New York on Thursday, July 29, 1999, 30,119,315 shares of Common Stock of the Company had been validly tendered in connection with the offer comprising approximately 88.0% (or approximately 64.7% on a fully diluted basis) of the Common Stock of the Company.

Item 11.  Materials to be Filed as Exhibits.

          The following is hereby added as an exhibit:

EX-99.1   Exhibit (a)(11) Press Release dated July 30, 1999.

EX-99.2   Exhibit (c)(6)  Note  Indenture,  dated  as  of  July 30, 1999 between
                          Parent and Citibank N.A., as trustee.

EX-99.3   Exhibit (c)(7)  Note  Indenture,  dated  as  of July 30, 1999  between
                          Parent and Citibank, N.A., as trustee.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 30, 1999                      UNITED PAN-EUROPE COMMUNICATIONS N.V.


                                           By:   /s/ Anton H. E. van Voskuijlen
                                              ----------------------------------
                                              Name:   Anton H. E. van Voskuijlen
                                              Title:  Managing Director


Dated:  July 30, 1999                      BISON ACQUISITION CORP.


                                           By:   /s/ Anton H.E. van Voskuijlen
                                              ----------------------------------
                                              Name:   Anton H.E. van Voskuijlen
                                              Title:  Vice President


Dated:  July 30, 1999                      UNITEDGLOBALCOM, INC., (FORMERLY
                                           UNITED INTERNATIONAL HOLDINGS, INC.)


                                           By:   /s/ Ellen P. Spangler
                                              ----------------------------------
                                              Name:   Ellen P. Spangler
                                              Title:  Senior Vice President